March 22, 2019

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   FORUM FUNDS II
CVR Dynamic Allocation Fund (the “Fund”)
(File Nos. 811-22842 and 333-188521)

Dear Mr. Gregory:

On January 28, 2019, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 118 (“PEA 118”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Fund’s prospectus, statement of additional information, and Part C (accession number 0001398344-19-001166) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Wednesday, February 27, 2019 regarding PEA 118 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed on or about March 28, 2019, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: The disclosure indicates that one of the principal investments of the “Defensive Equity” strategy for the Fund is investing in U.S.-listed exchange-traded funds (“ETFs”). In light of the Fund’s ETF investments, please confirm supplementally that acquired fund fees and expenses are appropriately excluded from the Fees and Expenses table for the Fund.

Response: Registrant confirms that the expenses incurred as a result of the Fund’s investments in registered investment companies and ETFs do not amount to a level that would require separate disclosure in the Fund’s Fees and Expenses table (i.e., one basis point).
Comment 2: In the footnote to the Fees and Expenses table, please clarify that the Adviser’s ability to recoup fees waived and expenses reimbursed is limited to the extent that such repayment does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of a class after giving effect to the recouped amount to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived/reimbursed.
Response: Registrant has revised disclosure consistent with the Staff’s comment. Specifically, the footnote to the Fees and Expenses table has been revised, as follows:

CVR Portfolio Funds LLC (the “Adviser”) has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) of Institutional Shares and Investor Shares to 1.65% and 1.90%, respectively, through April 1, 2020 (“Expense Cap”). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment is approved by the Board, made within three years of the fee waiver or expense reimbursement, and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of a class (after giving effect to the recouped amount) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived/reimbursed.
Comment 3: In the Expense Example, please revise the disclosure preceding the table to reference the time periods reflected above (as referenced in the footnote to the Fees and Expenses table), rather than “below.”

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Expense Example prose has been revised as follows:

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that it reflects the Expense Cap through the time periods described ~~below~~ above. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not redeem your shares at the end of each period described below, your costs would be…

Comment 4: Please review and revise for sense and accuracy the section entitled “Portfolio Turnover.”

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has populated the placeholder variable with the applicable portfolio turnover data.

Comment 5:  In the first sentence of the Fund’s Principal Investment Strategies, please reinsert the names of the two principal investment strategies, Focused Equity and Defensive Equity, where referenced.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the first sentence of the Fund’s Principal Investment Strategies has been revised as follows:

The Fund takes a risk managed approach in pursuit of its investment objective by employing two principal investment strategies, Focused Equity and Defensive Equity, and seeks to deliver equity returns with less volatility than the S&P 500 Index.

Comment 6: The second sentence of the Fund’s Principal Investment Strategies references the use of “fundamental screens” in constructing the Fund’s portfolio. Please describe these fundamental screens in greater detail in the section entitled “Additional Information Regarding Principal Investment Strategies.”

Response: Registrant refers the Staff to the paragraph describing the Fund’s Focused Equity strategy in the Additional Information Regarding Principal Investment Strategies section, which already provides a detailed description of the fundamental screens, as follows (emphasis added for ease of reference):

Focused Equity. The Adviser’s security selection process begins with screening a universe of U.S. listed securities included in the S&P 500 Index, Russell 3000 Index, S&P 600 Smallcap Index, and S&P 400 Midcap Index. The securities are ranked based on metrics such as price to cash flow, earnings yield, and return on invested capital, leading to a portfolio of approximately 20-30 of the highest ranked stocks. The custom fundamental screen identifies securities with a history of high profitability, low price to earnings ratios and low price to free cash flow. When measuring profitability, the Adviser may use fundamental metrics in addition to those named above, including dividends, sales, assets, and income. The Adviser retains full discretion to add, subtract or revise the factors utilized, weightings and processes applied to construct the portfolio as well as discretion to determine the market capitalization of securities for purchase by the Fund. By investing in a portfolio of approximately 20-30 securities weighted by the Adviser’s assessment of fundamental value, as opposed to market capitalization, the Adviser believes the Fund’s portfolio will be weighted in favor of companies that present stronger fundamental characteristics and may outperform a market capitalization-weighted portfolio from the same universe of securities.

Comment 7: The Fund’s Principal Investment Strategies section reference the use of options on securities and options on indices. As indicated by prior SEC guidance, please disclose the specific purposes for which such options will be used and include a risk factor that describes the risks relating only to options on securities and options on indices. See Barry Miller’s letter to the Investment Company Institute dated July 30, 2010, and the SEC’s Division of Investment Management’s Guidance Update dated July 2013.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Principal Investment Strategies section has been revised to include the following additional paragraph:

The Fund’s investments in options on securities are intended to provide downside protection on individual securities held in the Fund’s portfolio. The Fund’s investments in options on indices are intended to hedge against downside risk in a declining equity market. The Fund’s investments in U.S. Government securities may include U.S. Treasury securities and zero coupon bonds. Such investments may be used as an alternative to cash for liquidity purposes, for hedging purposes, or to enhance returns.

In addition, the sections entitled Principal Investment Risks and Additional Information Regarding Principal Investment Risks have each been revised to include the risk factors applicable to the Fund’s investments in options.

Comment 8: In the Fund’s Principal Investment Strategies, please consider consolidating the references to the Fund’s investments in cash or cash equivalents, including short-term investment funds and/or U.S. Government securities to avoid a potentially duplicative disclosure.

Response: Registrant has revised the disclosure to eliminate potentially duplicative references to the Fund’s ability to invest in cash or cash equivalents, including short-term investment funds and/or U.S. Governments securities, consistent with the Staff’s comment.

Comment 9: Please clarify whether the Fund’s sell strategy referenced in the Principal Investment Strategies applies to both the Focused Equity and Defensive Equity strategies. If not, please provide a sell strategy that relates to each of Focused Equity and Defensive Equity strategies.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Fund’s Principal Investment Strategies section has been revised to clarify that the sell discipline is applicable to each of the Focused Equity and Defensive Equity strategies.

Comment 10: Please confirm supplementally that the Fund will not invest in leveraged or inverse ETFs.

Response: Registrant confirms that the Fund will not invest in leveraged or inverse ETFs.

Comment 11: Please disclose any sectors or industries listed in the Defensive Equity portion of the Fund’s Principal Investment Strategy section in which the Fund will be principally invested and include risk factors relating to those principal sectors or industries.

Response: Registrant has revised the disclosure to remove the exhaustive list of all of the particular sectors or industry groups in which the Fund may invest.

Registrant has revised the sections entitled Principal Investment Risks and Additional Information Regarding Principal Investment Risks to include disclosure corresponding to the sectors and/or industries in which the Fund may principally invest, as follows:

Consumer Discretionary Companies Risk. Consumer discretionary companies, such as retailers, media companies and consumer services companies, provide non-essential goods and services. These companies manufacture products and provide discretionary services directly to the consumer, and the success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer discretionary products in the marketplace.

Comment 12: Please revise the final paragraph of the Fund’s Principal Investment Strategies section to be in plain English and explain with greater specificity how the Focused Equity strategy and the Defensive Equity strategy work together to achieve the Fund’s objectives. In addition, please explain how much of the Fund’s assets are expected to be devoted to each strategy.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the final paragraph of the Principal Investment Strategies has been revised as follows:

In summary, the Focused Equity strategy seeks to deliver outsized long-term equity returns by holding a concentrated basket of profitable companies that trade at a discount to the equity market as a whole. The Defensive Equity strategy uses a ~~risk- on/risk-off algorithm~~ quantitative model, as discussed above, to determine a preference for holding cash versus having exposure to a given sector or industry group ~~in response to increasing volatility~~. Together, the Focused Equity and Defensive Equity strategies seek to provide for equity-like returns with less volatility than the market.  The Fund is not limited by a fixed allocation of assets to either strategy and, depending on market conditions and judgment of the Adviser, may invest a significant portion of the Fund’s assets in either strategy to the exclusion of the other. ~~A portion of the Fund’s assets may be held in cash or cash equivalent investments including, but not limited to, short-term investment funds and/or U.S. Government securities, for liquidity purposes, for hedging purposes, or to enhance returns. The result is a variable~~ This results in dynamic equity exposure in ~~beta for~~ the Fund, allowing for equity returns in ~~risk-on~~ appreciating markets and capital protection in ~~risk-off~~ declining markets.

Comment 13: In the final paragraph of the Fund’s Principal Investment Strategies, please clarify in plain English the meaning of “risk-on/risk-off algorithm,” for example, when the adviser would determine to invest in higher risk investments or lower risk investments. Consider whether this discussion should be moved to the section entitled “Additional Information Regarding Principal Investment Strategies” instead.

Response: Registrant has revised the disclosure to remove the term “risk-on/risk-off algorithm” in the interest of clarity, consistent with the Staff’s comment. Specifically, the final paragraph of the Fund’s Principal Investment Strategies has been revised as set forth above, in response to Comment 12.

In the interests of ensuring existing and prospective Fund shareholders are fully informed about the interworking of the Fund’s two principal investment strategies, Registrant believes that the Principal Investment Strategies is the most appropriate placement for the paragraph and has not replicated the disclosure in the Additional Information Regarding Principal Investment Strategies.

Comment 14: In the Fund’s Principal Investment Strategies, please revise the disclosure referencing “variable beta” to explain that concept in plain English.

Response: Registrant has revised the disclosure to remove the term “variable beta” in the interest of clarity, consistent with the Staff’s comment. Specifically, the final paragraph of the Fund’s Principal Investment Strategies has been revised as set forth above, in response to Comment 12.

Comment 15: Please reorder the Fund’s Principal Investment Risks by significance. See Dalia Blass, Division Director, Division of Investment Management, Keynote Address, ICI Securities Law Development Conference, Oct. 25, 2018.

Response. The Registrant respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of significance is not required by Form N-1A. In addition, the Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. The Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant. In addition, because risks change in magnitude and significance frequently, listing the principal risks in order of current significance may be misleading.

Comment 16: Given the Fund’s exposure to ETFs, please revise the Exchange Traded Funds risk to include additional risks of investing in ETFs, for example, trading halts, active trading markets which may not develop, and certain other risks relating to authorized participants.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the Exchange Traded Funds Risk located in the Fund’s Principal Investment Risks and Additional Information Regarding Principal Investment Risks has been revised as follows:

Exchange Traded Funds Risk. An investment in an ETF involves substantially the same risks as investing directly in the underlying securities. An ETF may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. The Fund must pay its pro rata portion of an ETF’s fees and expenses. Shares of an ETF may trade at a premium or discount to the net asset value of its portfolio securities. Trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted. Only a limited number of institutional investors, known as “authorized participants,” are authorized to purchase and redeem shares from an ETF. As a result, an ETF may trade at a material discount to NAV if authorized participants exit the business or otherwise become unable to process creation and/or redemption orders. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace such that active trading markets may not develop.

Comment 17: Because the Fund includes High Portfolio Turnover Risk as a principal risk factor, please include a disclosure in the Fund’s Principal Investment Strategies section indicating that the Fund may engage in active and frequent trading.

Response: Registrant respectfully declines the Staff’s comment. Although the Fund’s portfolio turnover rate for the last fiscal year was 129%, and the Fund included “High Portfolio Turnover Risk” as a principal risk factor, Registrant believes that the impending changes to the Fund’s principal investment strategies, namely the removal of the sub-advised Absolute Return strategy, will have the effect of significantly reducing the Fund’s portfolio turnover going forward. As a result, Registrant believes that active and frequent trading of portfolio securities is no longer relevant to the disclosure.

Comment 18: In the section entitled “Performance Information,” please consider disclosing that the Fund’s performance for prior periods reflects the Fund’s previous investment strategy and the relevant dates.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, the first paragraph of the Fund’s Performance Information section has been revised as follows:

The bar chart and table that follow provide some indication of the risks of investing in the Fund by showing changes in the performance of the Institutional Shares of the Fund from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance. Performance for the period December 30, 2013, the date of the Fund’s inception, through March 31, 2019, reflects the performance of the Fund’s prior investment strategy. Updated performance information is available at cvrfunds.com or by calling (855) 328-7691 (toll free).

Comment 19: Please show performance for the Investor Class in the Fund’s Average Annual Total Returns Table (assuming that the Investor Class has been in operation for at least one year). Please make conforming changes in the Financial Highlights table, if applicable.

Response: Registrant respectfully declines the Staff’s comment, as the Fund’s Investor Class shares have not commenced operation and are not currently offered for sale, as noted in the section of the Fund’s prospectus entitled “Choosing a Share Class.”

Comment 20: Please explain supplementally why the HFRX Equity Hedge Index is an appropriate broad-based securities market index, as contemplated by Item 4(b)(2) and defined in instruction 5 to Item 27(b)(7) of Form N-1A. We note that the current index could be an additional index, as discussed in instruction 6 to Item 27(b)(7). It would appear that this index might be more appropriate for a fund using an absolute return strategy.

Response: Registrant believes that the HFRX Equity Hedge Index (“HFRX Index”) remains an appropriate broad-based securities market index for the Fund based on the dynamic and uncorrelated nature of the Fund’s principal investment strategies.

The HFRX Index tracks strategies that maintain positions both long and short in primarily equity and equity derivative securities. Such strategies within the HFRX Index range from broadly diversified to narrowly-focused on specific sectors, and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations, and valuation ranges of typical portfolios.

Similarly, the Fund’s principal investment strategies provide for dynamic exposure to equity securities, seeking to deliver equity returns with less volatility than the marketplace generally. The Fund invests in the equity securities of U.S.-listed companies of small, mid, and large market capitalization ranges, as well as ETFs, options on securities, and index options. In addition, the Fund may invest in cash or cash equivalents, including short-term investment funds and/or U.S. Government securities in an effort to hedge against equity volatility and preserve capital. This is intended to provide returns that are uncorrelated with the Fund’s equity exposure. The effect is to reduce the Fund’s equity exposure, beta, and to dampen overall volatility with respect to assets that are uncorrelated to equities. In that regard, the Fund’s net equity exposure is subject to change depending on market conditions.

Prior to April 1, 2019, the Fund’s principal investment strategies included an absolute return component intended to provide exposure uncorrelated to the Fund’s equity investments. Going forward, the Fund will instead invest in cash or cash equivalents to serve the same purpose, as described above.

Comment 21: Please provide each portfolio manager’s month and year of service in accordance with Item 5(b) of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 22: In the paragraph preceding the section entitled Additional Information Regarding Principal Investment Strategies, please revise the last sentence in the paragraph to be in plain English and consider including also in the Principal Investment Strategies (Item 4).

Response: Registrant believes that the relevant sentence is already stated in plain English terms, as follows:

The investment strategy of the Fund acknowledges a broad range of economic outcomes and is structured to outperform the HFRX Equity Hedge Index over a full market cycle.

Additionally, Registrant has replicated the sentence in the final paragraph of the Principal Investment Strategies.

Comment 23: Please review the Fund’s Principal Investment Strategies (Item 4) and Additional Information Regarding Principal Investment Strategies (Item 9) and revise as necessary to ensure that these sections are not identical. See Investment Management Guidance Update 2014-08.

Response: Registrant has reviewed the Fund’s Item 4 and Item 9 disclosures and has made revisions as necessary to minimize identical disclosures in accordance with the Staff’s comment.

Comment 24: Please disclose whether the Fund’s exemptive order includes aggregate fee disclosure relief.

Response: Registrant confirms the exemptive order includes aggregate fee disclosure relief.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 25: In the sub-section entitled “Segregated Assets,” in the section entitled “E. Leverage Transactions,” please delete the last sentence in the paragraph, as it is not applicable to all asset segregation circumstances and requirements.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Regards,

/s Zachary R. Tackett
Zachary R. Tackett
cc   Alison Fuller, Esq.
   Christopher Zimmerman, Esq.
 Stradley Ronon Stevens & Young, LLP